February 8, 2021

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Leslie’s, Inc.

Registration Statement on Form S-1 (SEC File No. 333-252857)

Ladies and Gentlemen:

In connection with the above-referenced Registration Statement, and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), we hereby join in the request of Leslie’s, Inc. that the effective date of the Registration Statement be accelerated so that it will be declared effective at 4:15 p.m., New York City time, on February 10, 2021, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations of the Securities and Exchange Commission under the Act, please be advised that there will be distributed, to each underwriter or dealer who is reasonably anticipated to participate in the distribution of the security, as many copies of the proposed form of preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

In connection with the preliminary prospectus distribution for the above-referenced issue, the prospective underwriters have confirmed that they are complying with the 48-hour requirement in Rule 15c2-8(b) under the Securities Exchange Act of 1934, as amended.

Very truly yours,

Goldman Sachs & Co. LLC

Morgan Stanley & Co. LLC

BofA Securities, Inc.

As Representatives of the several underwriters

[SIGNATURE PAGES FOLLOW]

GOLDMAN SACHS & CO. LLC

By:	/s/ David Eisman
	Name:	David Eisman
	Title:	Partner, Goldman Sachs, IBD

MORGAN STANLEY & CO. LLC

By:	/s/ Jacqueline Murphy
	Name:	Jacqueline Murphy
	Title:	Vice President

BOFA SECURITIES, INC.

By:	/s/ Ravi Mani
	Name:	Ravi Mani
	Title:	Managing Director

As representatives of the several underwriters.

cc: Stelios Saffos, Partner, Latham & Watkins LLP

[Signature Page to Acceleration Request Letter]